Exhibit 2.1

March 24, 2011

Gentlemen:

This Letter of Intent, when countersigned by each of the Parties, will confirm the intent, subject to the terms hereof, of HealthSport, Inc., a Delaware corporation (“HSPO” or the “Company”) to acquire 100% of the operating assets of Supplemental Manufacturing & Ingredients, an Arizona limited liability company (“SMI”) from RT Holdings, LLC, an Arizona limited liability company (“RTH”).

RTH has recently acquired all of the assets of SMI. The assets of SMI so acquired by RTH shall be referred to herein as the SMI Assets.

This Letter of Intent is subject to the terms and conditions, described below. It represents only the Parties current good-faith intention to negotiate and enter into a definitive purchase agreement (the “Definitive Agreement”), and remains subject to successful negotiation of such a Definitive Agreement in a form acceptable to both Parties and the completion of satisfactory due diligence by both Parties, and neither of the Parties shall have any liability to the other if the Parties fail to execute a Definitive Agreement for any reason. Statements made under paragraph “1” below as to what the Parties will do, shall do, agree to do, or the like, are so expressed for convenience only, and are understood in all instances to be subject to the Parties’ mutual continued willingness to proceed with the transaction as negotiations take place.

Through the Asset Purchase HSPO wishes to acquire certain of the assets, and assume certain liabilities of RTH, including but not limited to, and subject to review by HSPO and negotiation between the Parties:

1.	All Manufacturing Equipment;

2.	All Plant Certifications;

3.	All Accounts Receivable;

4.	All Inventory;

5.
All patents, trademarks, service marks and copy rights including URL’s, Websites, advertising and marketing collaterals, designs, all presentation and all other materials relating to the design and invention of electronic document delivery systems and or programs;

6.	All equipment, furnishings, software, programs and all other items owned by the company;

7.	Assignment of all marketing, distribution and sales contracts;

8.	All intellectual property rights concerning ingredient delivery techniques and trade secrets, including current and future product design, ideas, and concepts.

9.	HSPO agrees to assume trade Accounts Payables of RTH;

10.	HSPO agrees to assume all other liabilities of RTH.

The Parties agree that the consideration to be paid by HSPO to RTH shall be fully paid and non-assessable shares of HSPO common stock priced at $.09 per share.

1 Due Diligence. Each Party shall have full access at all times prior to the earlier of (a) written notice of termination of this letter of agreement by either Party or (b) Closing, to all aspects of the other Party, including its operations, personnel, books, records and all other documents and data, to complete a due diligence investigation of such Party, the satisfaction of which shall be determined solely by each party.

2 No Other Negotiations. RTH agrees that prior to the earlier of, (i) Sixty (60) days or (ii) termination of this Letter of Intent by mutual consent, it will not directly or indirectly, through any representative or otherwise, solicit offers from, or in any manner encourage any proposal from any other person relating to the sale of all or substantially all of the assets, business, or equity ownership of RTH. Both Parties agree to negotiate in good faith to consummate the transaction contemplated herein.

3 Execution and Closing. Each Party mutually agrees to use its best efforts in good faith to (a) negotiate and execute the Definitive Agreement which shall contain representations, conditions, covenants and other provisions typical in similar transactions in addition to the terms of purchase; (b) market and promote the business of the other Party; and (c) continue in all existing and proposed sale and distribution plans. Consummation of the Definitive Agreement shall be subject to (i) the satisfaction of any applicable federal or state regulatory requirements, (ii) the approval of the Definitive Agreement by the Board of Directors of each Party, (iii) the completion of the other related closing documents, including any employment agreements, (iv) any other conditions customary to similar transactions; and (v) the submission of an audited financial statement RTH for the fiscal period(s) required by the rules setforth by the Securities and exchange Commission and for which are reasonably satisfactory to HSPO and its auditors. A closing (the “Closing”) shall take place upon the successful completion of each of the above-listed items in this section on a date to be determined by, and acceptable to, each of the Parties.

4. Confidentiality. Any confidential information or trade secret a Party obtains pursuant to the transactions contemplated herein shall not be disclosed to any third party without the prior written consent of the other Party hereto.

5. Expenses. Each Party to this Letter of Intent shall bear its own expenses relating to the completion of this transaction.

6. Acceptance and Termination. This Letter of Intent must be accepted by both Parties prior to 5:00 p.m. Arizona Time on March 24, 2011 or it will terminate. Once accepted, the enforceable provisions of this Letter of Intent may be terminated by written notice of either Party to the other if no Definitive Agreement has been executed by 5:00 p.m. Arizona Time on May 24, 2011. If a Definitive Agreement is executed, it shall supersede the provisions of this Letter of Intent in all respects and this letter will be of no further effect whatsoever.

7. Counterparts. This Letter of Intent may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and each such counterpart taken together shall constitute one and the same instrument.

8. No Liability. The provisions in this Letter of Intent do not constitute and will not give rise to any legally binding obligation on the part of any of the Parties.

The foregoing is only a brief outline of the proposed Definitive Agreement, and each of the foregoing terms must be interpreted in the form in which it finally appears in the proposed Definitive Agreement and related documents. The Parties will, of course, continue to conduct their due diligence investigations until the transaction is completed, and such due diligence investigation shall, in all events, be subject to the satisfaction of each Party as to which it shall be the sole judge. While it is the intention of the Parties that the Definitive Agreement be executed and the transaction completed, this Letter of Intent cannot in any way be construed as a commitment by us to complete the transaction and each Party may, in its sole judgment and discretion, determine at any time not to proceed with the transaction.

If you are in agreement with the foregoing, please sign, date, and return this letter agreement to HSPO no later than 5:00 P.M. Arizona Time, March 24, 2011.

Sincerely yours,

Kevin Taheri
CEO
HealthSport, Inc.

AGREED AND ACCEPTED THIS                 DAY OF MARCH, 2011 by

HealthSport, Inc.	RT Holdings, LLC

By:	By:

Name:	Name:

Title:	Title: